Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following email was sent on April 24, 2018 to customers of the Company:

April 23rd was a big day for the Henry Schein Veterinary family! We wanted to reach out to you personally, to let you know about the future of Henry Schein Veterinary Solutions, Henry Schein Animal Health, and all our Global Animal Health divisions. As was announced, Henry Schein will combine all of its Global Animal Health divisions and merge them into one business; Vets First Corp., pending Securities and Exchange Commission (SEC) and other appropriate regulatory approvals. We expect this transaction to finalize by the end of 2018.

What outcomes will this drive for you?

There are many great things coming from this partnership. In the last few years, Henry Schein Veterinary Solutions has been formed from what was four technology companies in North America (McAllister Software (AVImark), Vetstreet, ImproMed, and eVetPractice) as well three technology companies internationally (Vision, RxWorks and RoboVet). As we became one much larger international technology team, we directed our focus on a new mission—Delivering the Freedom of a successful Veterinary Practice. We believe merging our Animal Health businesses with Vets First Choice will only accelerate our pace toward that mission.

When will you see benefits?

You are likely wondering, since the transaction does not complete until the end of the year, what does this mean for you—it really means business as usual. Both companies will operate separately until the merger is final and complete and we’ll make sure you know exactly when that happens. For now, we will continue to work on improving the solutions, service and products we bring to you as your technology provider.

Please know that our Support, Sales, and Account Management are still the same. Your favorite HSVS team members are all still here and available in the same means as before.

If you have any questions, please do not hesitate to give us a call.

We look forward to increasing the value we bring to you, our customer, helping you to achieve a successful practice.

Looking with anticipation to the future....

/s/ Chris Dollar

Chris Dollar

Global President

Henry Schein Veterinary Solutions

Customer FAQ

Q1. What does this mean for us, HSVS customers?

This is great news for you and your practice. By combining two best-in-class providers of animal health services and solutions, Vets First Corp. will be able to offer veterinarians new ways of generating growth for the benefit of the practice and ultimately, for the pet owner and the patient.

Q2. Can you provide examples of what Vets First Corp. can do for us that the companies couldn’t do for us individually?

First, it’s business as usual until the transaction closes.

The combined company will be a global market leader in:

•	Insights, analytics, and data services to help vets identify and manage gaps in care;

•	Digital prescription management and veterinary pharmacy services to drive medication compliance, increase revenues, and improve the client experience;

•	Specialty pharmacy services offering innovative solutions to chronic care disease management;

•	Inventory management as well as supply chain and distribution services to help improve practice efficiency and ensure access to a large end-to-end ecosystem of value-added services; and

•	And veterinary practice information management software to improve workflow, manage patient records, and support back-office administration.

Q3. What’s your strategy to help us improve margins in our own practice, drive more sales, and increase patient traffic?

We plan to harness data and technology as never before to help you better understand the economic dynamics of your practice so you can invest more wisely and offer customers the most beneficial range of products and services.

Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov. These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.